UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 16, 2020
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

MARKET RELEASE
Conclusion of S189 consultation process at the Marikana operations
Johannesburg, 16 January 2020: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) advises that the consultation process with relevant stakeholders in terms of Section 189A (S189) of the Labour Relations
Act, 66 of 1995 (LRA), regarding the proposed restructuring of its Marikana operation and associated services (previously Lonmin), as previously announced on 25 September 2019, has been concluded.

The outcome of the S189 process, following consultations with stakeholders, is as follows:
·
Shaft 1B and a specific Sweeping and vamping project will continue with limited mining, sweeping and reclamation, until the end of December 2020 – resulting in the preservation of 329 jobs, provided that the projects continue to be profitable on a three-month average period
·
Job losses were reduced by identifying approximately 166 opportunities for affected employees to be transferred to other operations
·
Approximately 1,612 employees were granted Voluntary Separation Packages (VSPs), 53 employees proceeded on normal retirement and natural attrition accounted for 259 employees
·
Approximately 1,142 employees were ultimately retrenched and contractors were reduced by ~1,709
Sibanye-Stillwater CEO, Neal Froneman commented: “We are pleased with the outcome of the consultations with stakeholders, which despite the necessary closure of some end of life shafts, resulted in the preservation of a number of jobs. This will result in a more sustainable business which will secure employment for the majority of the Marikana workforce for a much longer period.”

Please refer to https://soundcloud.com/user-155552468/marikana-restructuring-16jan2019   for a media
sound clip by the spokesperson, James Wellsted.
Ends.
Contacts:
Email: ir@sibanyestillwater.com

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Gold Limited’s (trading as Sibanye-Stillwater)
(“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.
All statements other than statements of historical facts included in this announcement may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”,
“expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated Report and Annual
Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form 20-F filed by Sibanye-
Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no. 001-35785). Readers are
cautioned not to place undue reliance on such statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 16, 2020
By:
/s/ Charl Keyter
Name:
Charl Keyter

Title:
Chief Financial Officer